

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 10, 2016

Jeffrey G. Ludwig
Executive Vice President and Chief Financial Officer
Midland States Bancorp, Inc.
1201 Network Centre Drive
Effingham, Illinois 62401

> **Re: Midland States Bancorp, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 29, 2016**
> **File No. 333-210683**

Dear Mr. Ludwig:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Non-GAAP Financial Measures
Core Earnings Metrics, page 51

1. You disclose that management uses the non-GAAP measure "core earnings" to assess the performance of your core business and the strength of your capital position. Please revise this disclosure in future filings to remove any reference to core operating results given that your non-GAAP adjustments associated with your write-downs of real estate owned and write-downs of mortgage servicing rights appear to be directly attributable to your operations.

2. Please tell us how you determined that write-downs of real estate owned and write-downs of mortgage servicing rights are not part of your core operations. Refer to Item 10(e)(ii)(B) of Regulation S-K.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples, Staff Attorney, at (202) 551-3199 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Staff Attorney
Office of Financial Services

cc: Bill Fay
        Barack Ferrazzano Kirschbaum & Nagelberg LLP